JANUS INTERNATIONAL GROUP REPORTS FIRST QUARTER 2022 FINANCIAL RESULTS

Delivered 50.2% revenue growth, including 35.7% organic improvement

Delivered over 35% increase Adjusted EBITDA

Sequential Adjusted EBITDA margin improvement of over 100 basis points from Q4 2021

Raises full-year 2022 revenue and Adjusted EBITDA guidance

TEMPLE, GA, May 17, 2022 – Janus International Group, Inc. (NYSE: JBI) (“Janus” or the “Company”), a leading provider of cutting-edge access control technologies and building product solutions for the self-storage and other commercial and industrial sectors, today announced financial results for the first quarter ended April 2, 2022.

First Quarter 2022 Highlights

•Revenues of $229.5 million, a 50.2% increase compared to $152.8 million for the first quarter of 2021, driven primarily by strong performance across all sales channels, including Restore, Rebuild & Replace (“R3”) up 56.6%, Commercial and Other up 51.1%, and New Construction up 44.3%, along with a $22.1 million contribution from the 2021 acquisitions of DBCI and ACT.

•Adjusted EBITDA (defined as net income plus the corresponding add-backs shown in the Adjusted EBITDA reconciliation tables below) of $44.7 million, a 37.0% increase compared to $32.6 million for the first quarter of 2021, driven by increased revenue from all sales channels, partially offset by higher cost of sales and general and administrative expenses. Adjusted EBITDA as a percentage of revenues was 19.5%, a decrease of approximately 175 basis points from the prior year period due primarily to higher costs impacting raw material, labor and logistics in advance of commercial actions and productivity initiatives taking full effect, as well as incremental costs associated with being a public company. However, as a result of volume growth, productivity initiatives and commercial actions, Adjusted EBITDA margins increased by more than 100 basis points over the fourth quarter of 2021.

•Net income was $19.7 million, or $0.13 per diluted share, compared to $14.7 million, or $0.22 per diluted share in the first quarter of 2021.

•Adjusted Net Income (defined as Net Income plus the corresponding tax-adjusted add-backs shown in the Adjusted Net Income reconciliation tables below) of $20.1 million, up 22.8% compared to $16.4 million in the first quarter of 2021. Adjusted Net Income per diluted share was $0.14, compared to $0.25 per diluted share in the prior year quarter. The decrease in Adjusted Net Income per diluted share versus the prior year quarter was due to the increase in the weighted average number of outstanding shares as a result of the business combination in June of 2021, partially offset by higher Adjusted Net Income.

•Operating cash flow of $24.8 million compared to $25.6 million in the first quarter of 2021. Free cash flow was $21.9 million compared to $23.2 million in the first quarter of 2021, reflecting continued strong free cash flow conversion of 109% of Adjusted Net Income, despite the continued investments in working capital to support the ongoing growth of the business.

Ramey Jackson, Chief Executive Officer, stated, “Our strong results in the first quarter set the tone for what we expect will be an exciting year for Janus. We generated substantial year-over-year revenue growth from all of our sales channels, led again by particular strength in our R3 and Commercial and Other segments. The actions we took last year to combat inflationary pressures on our business are showing results, as demonstrated by an over 100 basis point sequential improvement in Adjusted EBITDA margin.”

Mr. Jackson continued, “2022 marks our 20th year in business, and I couldn’t be prouder of the team or more excited about the strong fundamentals we see in the self-storage industry today. We have achieved a great deal in the three quarters since becoming a public company, and we look to build on that momentum even as we navigate the macro challenges. Continuing to be proactive in managing inflationary pressures through cost savings initiatives and additional commercial actions is a major part of that success. Given the strong first quarter results, our expectations for the balance of the year, and a focus on driving continued margin improvement, we are pleased to raise our full year 2022 outlook.”

2022 Financial Outlook:

Based on the Company’s current business outlook, Janus is raising its full-year 2022 guidance as follows:

•Revenue in a range of $890 million to $910 million, up from the previous range of $845 million to $865 million. The new range represents a 20.0% increase at the midpoint as compared to 2021 levels.

•Adjusted EBITDA in a range of $193 million to $200 million, up from the previous range of $183 million to $190 million. The new range represents a 32.6% increase at the midpoint as compared to 2021 levels.

About Janus International Group

Janus International Group, Inc. (www.JanusIntl.com) is a leading global manufacturer and supplier of turn-key self-storage, commercial and industrial building solutions, including: roll-up and swing doors, hallway systems, re-locatable storage units and facility and door automation technologies. The Janus team operates out of several U.S. locations and six locations internationally.

Conference Call and Webcast

The Company will host a conference call and webcast to review first quarter results, discuss recent events and conduct a question-and-answer session on Tuesday, May 17, 2022, at 10:00 a.m. Eastern time. The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.janusintl.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-877-407-0789 or 1-201-689-8562, respectively. Upon dialing in, please request to join the Janus International Group First Quarter 2022 Earnings Conference Call. To access the replay of the call, dial 1-844-512-2921 (Domestic) and 1- 412-317-6671 (International) with pass code 13729807.

Forward Looking Statements

Certain statements in this communication, including the estimated guidance provided under “2022 Financial Outlook” herein, may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this communication are forward-looking statements, including, but not limited to statements regarding Janus’s positioning in the industry to strengthen its pipeline and deliver on its objectives and Janus’s belief regarding the demand outlook for Janus’s products and the strength of the industrials markets. When used in this communication, words such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions, as they relate to the management team, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of Janus’s management, based on currently available information, as to the outcome and timing of future events, and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements.

In addition to factors previously disclosed in Janus’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) risks of the self-storage industry; (ii) the highly competitive nature of the self-storage industry and Janus’s ability to compete therein; and (iii) the risk that the demand outlook for Janus’s products may not be as strong as anticipated.

There can be no assurance that the events, results, trends or guidance regarding financial outlook identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and Janus is not under any obligation and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Janus and is not intended to form the basis of an investment decision in Janus. All subsequent written and oral forward-looking statements concerning Janus or other matters and attributable to Janus or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above and under the heading “Risk Factors” in Janus’s most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as updated from time to time in amendments and its subsequent filings with the SEC.

Non-GAAP Financial Measures

Janus uses measures of performance that are not required by or presented in accordance with GAAP in the United States. Non-GAAP financial performance measures are used to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures should not be considered in isolation or as a substitute for the relevant GAAP measures and should be read in conjunction with information presented on a GAAP basis.

Adjusted EBITDA, Adjusted Net Income, Adjusted Basic EPS, and Adjusted Diluted EPS are non-GAAP financial measures used by Janus to evaluate its operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, Janus believes Adjusted EBITDA, Adjusted Net Income, Adjusted Basic EPS, and Adjusted Diluted EPS provide useful information to investors and others in understanding and evaluating Janus’s operating results in the same manner as its management and board of directors and in comparison with Janus’s peer group companies. In addition, Adjusted EBITDA, Adjusted Net Income, Adjusted Basic EPS, and Adjusted Diluted EPS provide useful measures for period-to-period comparisons of Janus’s business, as they remove the effect of certain non-recurring events and other non-recurring charges, such as acquisitions, and certain variable or non-recurring charges. Adjusted EBITDA is defined as net income excluding interest expense, income taxes, depreciation expense, amortization, and other non-operational, non-recurring items. Adjusted Net Income is defined as net income plus the corresponding tax-adjusted add-backs shown in the Adjusted EBITDA reconciliation. Adjusted Basic earnings (income) per share (EPS) is computed by taking Adjusted Net Income divided by the weighted average number of shares of common stock outstanding during the period. Adjusted Diluted earnings (income) per share (EPS) is computed by dividing Adjusted Net Income by the weighted average number of common shares outstanding plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include stock purchase warrants and contingently issuable shares attributable to the earn-out consideration.

Adjusted EBITDA, Adjusted Net Income, Adjusted Basic EPS, and Adjusted Diluted EPS should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA, Adjusted Net Income, Adjusted Basic EPS, and Adjusted Diluted EPS rather than net income (loss), which is the nearest GAAP equivalent of Adjusted EBITDA and Adjusted Net Income, or Basic EPS and Diluted EPS, which is the nearest equivalent to Adjusted Basic EPS and Adjusted Diluted EPS. These limitations include that the non-GAAP financial measures: (i) exclude depreciation and amortization, and although these are non-cash expenses, the assets being depreciated may be replaced in the future; (ii) do not reflect interest expense, or the cash requirements necessary to service interest on debt, which reduces cash available; (iii) do not reflect the provision for or benefit from income tax that may result in payments that reduce cash available; (iv) exclude non-recurring items (i.e., the extinguishment of debt); and (v) may not be comparable to similar non-GAAP financial measures used by other companies, because the expenses and other items that Janus excludes in the calculation of these non-GAAP financial measures may differ from the expenses and other items, if any, that other companies may exclude from these non-GAAP financial measures when they report their operating results. Because of these limitations, these non-GAAP financial measures should be considered along with other operating and financial performance measures presented in accordance with GAAP.

Janus International Group, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands)

	Three Months Ended
	April 2, 2022	March 27, 2021

REVENUE
Sales of product	$197,306	$121,696
Sales of services	32,214	31,128
Total revenue	229,520	152,824
Cost of Sales	152,950	99,531
GROSS PROFIT	76,570	53,293
OPERATING EXPENSE
Selling and marketing	13,349	9,458
General and administrative	28,106	19,586
Operating Expenses	41,455	29,044
INCOME FROM OPERATIONS	35,115	24,249
Interest expense	(8,775)	(8,126)
Other expense	(28)	(1,559)
Other Expense, Net	(8,803)	(9,685)
INCOME BEFORE TAXES	26,311	14,564
Provision for Income Taxes	6,607	(155)
NET INCOME	19,704	14,719
Other Comprehensive Income (Loss)	(516)	311
COMPREHENSIVE INCOME	19,188	15,030
Net income attributable to common stockholders	19,704	14,719
Weighted-average shares outstanding, basic and diluted
Basic	146,561,717	66,145,633
Diluted	146,832,889	66,145,633
Net income per share, basic and diluted
Basic	$0.13	$0.22
Diluted	$0.13	$0.22

Janus International Group, Inc.
Consolidated Balance Sheets
(In thousands)

	April 2,		January 1,
	2022		2022

ASSETS
Current Assets
Cash and cash equivalents	$26,626		$13,192
Accounts receivable, less allowance for credit losses; $5,733 and $5,449, at April 2, 2022 and January 1, 2022, respectively	118,758		107,372
Costs and estimated earnings in excess of billing on uncompleted contracts	30,286		23,121
Inventory, net	64,226		56,596
Prepaid expenses	12,255		9,843
Other current assets	2,922		4,057
Total current assets	$255,073		$214,181
Right-of-use assets, net	41,518		—
Property and equipment, net	42,584		41,607
Customer relationships, net	305,080		312,199
Tradename and trademarks	107,826		107,980
Other intangibles, net	15,495		15,861
Goodwill	369,279		369,286
Deferred tax asset, net	59,998		58,915
Other assets	1,855		1,973
Total assets	$1,198,708		$1,122,002
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$65,336		$54,961
Billing in excess of costs and estimated earnings on uncompleted contracts	28,053		23,207
Current maturities of long-term debt	8,215		8,067
Other accrued expenses	65,867		54,111
Total current liabilities	$167,471		$140,346
Line of credit	—		6,369
Long-term debt, net	703,022		703,718
Deferred tax liability, net	1,804		749
Other long-term liabilities	39,260		2,533
Total liabilities	$911,557		$853,715
STOCKHOLDERS’ EQUITY
Common Stock, 825,000,000 shares authorized, $.0001 par value, 146,561,717 and 146,561,717 shares issued and outstanding at April 2, 2022 and January 1, 2022, respectively	15	—	15
Additional paid-in capital	278,399		277,799
Accumulated other comprehensive loss	(1,465)		(949)
Accumulated surplus (deficit)	10,202		(8,578)
Total stockholders’ equity	$287,151		$268,287
Total liabilities and stockholders’ equity	$1,198,708		$1,122,002

Janus International Group, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended
	April 2, 2022	March 27, 2021
	(Unaudited)	(Unaudited)
Cash Flows Provided By Operating Activities
Net income	$19,704	$14,719
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	1,857	1,473
Reduction in carrying amount of right-of-use assets	1,319	—
Intangible amortization	7,225	6,832
Deferred finance fee amortization	912	754
Share based compensation	600	52
Loss on extinguishment of debt	—	1,421
Loss on sale of assets	—	61
Loss on abandonment of PP&E	103	—
Undistributed earnings of affiliate	(22)	(40)
Deferred income taxes	—	(768)
Changes in operating assets and liabilities
Accounts receivable	(11,752)	837
Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts	(7,165)	(920)
Prepaid expenses and other current assets	(1,285)	20
Inventory	(7,630)	(4,942)
Accounts payable	10,375	5,641
Other accrued expenses	9,875	1,869
Other assets and long-term liabilities	661	(1,449)
Net Cash Provided By Operating Activities	$24,777	$25,560
Cash Flows Used In Investing Activities
Proceeds from sale of equipment	—	55
Purchases of property and equipment	(2,880)	(2,363)
Cash paid for acquisitions, net of cash acquired	—	(1,565)
Net Cash Used In Investing Activities	$(2,880)	$(3,873)
Cash Flows Used In Financing Activities
Net repayments on line of credit	(6,369)	—
Distributions to Janus Midco LLC unitholders	—	(96)
Principal payments on long-term debt	(2,017)	(1,631)
Principal payments under financing lease obligations	(19)	—
Payments for deferred financing fees	—	(765)
Cash Used In Financing Activities	$(8,405)	$(2,492)
Effect of exchange rate changes on cash and cash equivalents	(58)	54
Net Increase in Cash and Cash Equivalents	$13,434	$19,249
Cash and Cash Equivalents, Beginning of Period	13,192	45,255
Cash and Cash Equivalents, End of Period	$26,626	64,504
Supplemental Cash Flow Information
Interest paid	$6,096	$11,292
Income taxes paid	$370	$321
Cash paid for operating leases	$1,900	$—
Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$42,202	$—
Right-of-use assets obtained in exchange for finance lease obligations	$633	$—
Deferred transaction costs related to Juniper merger	$—	$8,032

Janus International Group, Inc.
Reconciliation of Net Income to Adjusted EBITDA
(In thousands)

	Three Months Ended
	April 2, 2022	March 27, 2021	Variance
			$	%
Net Income	$19,704	$14,719	$4,985	33.9%
Interest Expense	8,775	8,126	649	8.0%
Income Taxes	6,607	(155)	6,762	(4362.6)%
Depreciation of property and equipment	1,857	1,473	384	26.1%
Amortization	7,225	6,832	393	5.8%
EBITDA	$44,168	$30,995	$13,173	42.5%
Loss (gain) on extinguishment of debt(1)	—	1,421	(1,421)	(100.0)%
COVID-19 related expenses(2)	109	198	(89)	(44.9)%
Facility relocation(3)	103	—	103	—%
Acquisition Expense(4)	287	—	287	—%
Adjusted EBITDA	$44,667	$32,614	$12,053	37.0%
(1)Adjustment for loss on extinguishment of debt regarding the write off of unamortized fees and third-party fees as a result of the debt modification completed in February 2021.
(2)Expenses which are one-time and non-recurring related to the COVID-19 pandemic.
(3)Expenses related to the facility relocation for ASTA.
(4)Expenses related to the transition services agreement for the DBCI acquisition which closed August 18, 2021.

Janus International Group, Inc.
Reconciliation of Net Income to Non-GAAP Adjusted Net Income
(In thousands)

	Three Months Ended
	April 2, 2022	March 27, 2021
Net Income	$19,704	$14,719
Net Income Adjustments(1)	499	1,619
Tax Effect Non-GAAP on Net Income Adjustments(2)	(125)	17
Non-GAAP Adjusted Net Income	$20,078	$16,355
(1)Refer to SEC public filings for detailed breakout. This amount reconciles to the EBITDA Adjustments/Non-GAAP Adjustments
(2)Tax effected for the net income adjustments. Used effective tax rates 25.1% and (1.1)% for the three months ended April 2, 2022 and March 27, 2021.

Janus International Group, Inc.
Non-GAAP Adjusted EPS
(In thousands)

	Three Months Ended
	April 2, 2022	March 27, 2021
Numerator:
Non-GAAP Adjusted Net Income	$20,078	$16,355
Denominator:
Weighted average number of shares:
Basic	146,561,717	66,145,633
Adjustment for Restricted Stock Units	271,172	—
Diluted	146,832,889	66,145,633
Non-GAAP Adjusted Basic EPS	$0.14	$0.25
Non-GAAP Adjusted Diluted EPS	$0.14	$0.25

Janus International Group, Inc.
Non-GAAP Free Cash Flow Conversion
(In thousands)

	Three Months Ended
	April 2, 2022	March 27, 2021
Cash flow from operating activities	$24,776	$25,560
Less capital expenditure	(2,880)	(2,363)
Free cash flow	$21,896	$23,197

Non-GAAP Adjusted Net Income	$20,078	$16,355

Free cash flow conversion of Non-GAAP Adjusted Net Income	109%	142%

Investor Contacts, Janus

John Rohlwing
Vice President, Investor Relations & FP&A, Janus International

Rodny Nacier / Dan Scott, ICR on behalf of Janus
IR@janusintl.com
(770) 562-6399

Media Contacts, Janus

Bethany Morehouse
Marketing Content Manager, Janus International
770-746-9576
Marketing@Janusintl.com

Jason Chudoba, ICR on behalf of Janus
Jason.Chudoba@ICRinc.com

Source: Janus International Group, Inc.